SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) informs its shareholders and the market in general that it published today a call notice for an extraordinary shareholders' meeting to be held on February 22, 2022, in order to discuss the matters set out in the Management Proposal regarding the Company's privatization pursuant to the provisions of Law No. 14,182/2021 and CPPI Resolutions Nos. 203 and 221, both from 2021 (the “Call Notice”).

In addition to the general instructions set out in the Call Notice, please note that the Company will adopt block voting for the matters listed in items 1, 4, 7, 8, 10 and 12 of the agenda, which include a set of sub-items related to acts, issues and projects, in a way that, if there is disagreement regarding a specific sub-item, the entire item will be considered not approved accordingly. The Company points out that the use of block voting is in line with the practice adopted in prior shareholder meetings.

In relation to the privatization process, as provided in Article 3-B of CNPE Resolution No. 15, adjusted by CNPE Resolution No. 30, both from 2021, the conditions established by CNPE, especially in relation to the value added by the new electricity generation concession contracts, may be adjusted depending on the assessment of the merit of the case TC 008.845/2018-2, to be passed by the Brazilian Federal Audit Court (in Portuguese, Tribunal de Contas da União or TCU) as provided in Ruling No. 3176/2021 - TCU - Plenary.

Furthermore, we inform that the approval of the TCU of the privatization's model proposed by the Brazilian Development Bank (in Portuguese, Banco Nacional de Desenvolvimento Econômico e Social or BNDES), in the exercise of its legal authorities, is a condition for the occurrence of the public offering and listing of common shares issued and American Depositary Receipts (“ADRs”) by the Company, which would take place in order to implement the privatization, pursuant to Law No. 14,182/2021 and CPPI Resolution No. 203, as amended by CPPI Resolution No. 221 ("Offering").

The Company clarifies that, considering the opinions to be issued by TCU, it will make the necessary reassessments, of which the Company's shareholders would be duly informed.

Any additional information will be duly disclosed as authorized by Brazilian and U.S. law, at the appropriate time and through the appropriate means.

Rio de Janeiro, January 20, 2022

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.